                       ----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                             Computer Research, Inc.
                       (Name of Subject Company (Issuer))

                              CRI Acquisition, Inc.
                                 Rodger O. Riney
                       (Name of Filing Persons (Offeror))

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    205327109
                      (CUSIP Number of Class of Securities)

                                 Rodger O. Riney
                              CRI Acquisition, Inc.
                          12855 Flushing Meadows Drive
                            St. Louis, Missouri 63131
                            (800) 888-1980, ext. 1101
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                                 Bryan W. Baker
                      Gardere Wynne Sewell & Riggs, L.L.P.
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5754

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
          Transaction Valuation*                 Amount of Filing Fee
               $6,374,106                              $1,275
--------------------------------------------------------------------------------

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,633,928 shares of common stock of Computer Research, Inc. at the offer price of $2.42 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                      Filing Party:
                                ---------------------              -------------
         Form or Registration No.:                    Date Filed:
                                  -------------------            ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [X] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE 13D

--------------------------                        ------------------------------
CUSIP NO. 205327 10 9
--------------------------                        ------------------------------
--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CRI Acquisition, Inc.

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)  [ ]
2                                                                (b)  [ ]


--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS *
4
     AF

--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           [ ]
5

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware

--------------------------------------------------------------------------------
                               SOLE VOTING POWER

      NUMBER OF         7
                       ---------------------------------------------------------
       SHARES                  SHARED VOTING POWER

    BENEFICIALLY               1,403,495
                        8
      OWNED BY         ---------------------------------------------------------
                               SOLE DISPOSITIVE POWER
        EACH
                        9
      REPORTING        ---------------------------------------------------------
                               SHARED DISPOSITIVE POWER
       PERSON
                               1,403,495
        WITH           10
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        1,403,495

--------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *                                                         [ ]
12

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          34.8%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON *
14
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                        ------------------------------
CUSIP NO. 205327 10 9
--------------------------                        ------------------------------
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rodger O. Riney

--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)  [ ]
2                                                                     (b)  [ ]

--------------------------------------------------------------------------------
          SEC USE ONLY
3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS *
4
          PF

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
5
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6
          United States of America

--------------------------------------------------------------------------------
                               SOLE VOTING POWER
       NUMBER OF        7

        SHARES         ---------------------------------------------------------
                               SHARED VOTING POWER
     BENEFICIALLY
                        8
                               1,403,495
       OWNED BY        ---------------------------------------------------------
                               SOLE DISPOSITIVE POWER
         EACH
                        9
       REPORTING       ---------------------------------------------------------
                               SHARED DISPOSITIVE POWER
        PERSON
                       10
         WITH                  1,403,495
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,403,495

--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *                                                         [ ]
12
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          34.8%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON *
14
          IN
--------------------------------------------------------------------------------

                                   SCHEDULE TO
             TENDER OFFER STATEMENT/AMENDMENT NO. 1 TO SCHEDULE 13D

         This statement constitutes (i) a Tender Offer Statement on Schedule TO of CRI Acquisition, Inc., a Delaware corporation (the "Purchaser"), and Rodger
O. Riney, the President, Treasurer, Secretary, sole director and sole shareholder of the Purchaser, and (ii) an Amendment No. 1 to the Schedule 13D filed by the Purchaser and Rodger O. Riney. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, no par value, of Computer Research, Inc., a Pennsylvania corporation ("Computer Research"), at $2.42 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and
(a)(1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule TO.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Neither the Purchaser nor Riney has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or, except as setforth in the Offer to Purchase, finding any violation of such laws.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The Purchaser and Riney have retained MacKenzie Partners, Inc. to act as the information agent in connection with the Offer. The Purchaser and Riney have agreed to pay MacKenzie Partners a fee of $5,000, and to reimburse MacKenzie Partners for out-of-pocket expenses, in connection with its services as information agent.

ITEM 10. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 12. EXHIBITS.

         EXHIBIT

         (a)(1)(A)         Offer to Purchase dated August 4, 2000.
         (a)(1)(B)         Form of Letter of Transmittal.

         (a)(1)(C)         Form of Notice of Guaranteed Delivery.
         (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
         (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
         (a)(1)(F) Text of Press Release issued by Computer Research, Inc. and CRI Acquisition, Inc. on August 4, 2000.
         (a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(1)(H) Text of Press Release issued by Computer Research, Inc. on July 7, 2000 (incorporated by reference to the Schedule TO filed by CRI Acquisition, Inc. on July 7, 2000.)
         (b)               Not applicable.
         (d)(1) Purchase Agreement, dated as of July 7, 2000, among James L. Schultz, James L. Schultz and Helen D. Schultz, as Tenants by the Entireties and as Joint Tenants, David J. Vagnoni, Computer Research, Inc. and CRI Acquisition, Inc.
         (d)(2) First Amendment to Purchase Agreement, dated as of August 1, 2000, among James L. Schultz, James L. Schultz and Helen D. Schultz, as Tenants by the Entireties and as Joint Tenants, David J. Vagnoni, Computer Research, Inc. and CRI Acquisition, Inc.
         (d)(3) Financial Advisory Agreement between CRI Acquisition, Inc. and Sanders Morris Harris Inc. dated June 30, 2000 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on July 17, 2000 by CRI Acquisition, Inc. and Rodger O. Riney).
         (d)(4) First Amendment to Financial Advisory Agreement between CRI Acquisition, Inc. and Sanders Morris Harris Inc. dated August 1, 2000.
         (g)               Not applicable.
         (h)               Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this amendment and this statement is true, complete and correct.


                                       Date:    August 4, 2000
                                            ------------------------------------

                                       CRI ACQUISITION, INC.



                                       By: /s/ RODGER O. RINEY
                                          --------------------------------------
                                            Rodger O. Riney
                                            President, Treasurer and Secretary



                                           /s/ RODGER O. RINEY
                                          --------------------------------------
                                            Rodger O. Riney

                                  EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

(a)(1)(A)                  Offer to Purchase dated August 4, 2000.
(a)(1)(B)                  Form of Letter of Transmittal.
(a)(1)(C)                  Form of Notice of Guaranteed Delivery.
(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F) Text of Press Release issued by Computer Research, Inc. and CRI Acquisition, Inc. on August 4, 2000.
(a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(H) Text of Press Release issued by Computer Research, Inc. on July 7, 2000 (incorporated by reference to the Schedule TO filed by CRI Acquisition, Inc. on July 7, 2000).
(d)(1) Purchase Agreement, dated as of July 7, 2000, among James L. Schultz, James L. Schultz and Helen D. Schultz, as Tenants by the Entireties and as Joint Tenants, David J. Vagnoni, Computer Research, Inc. and CRI Acquisition, Inc.
(d)(2) First Amendment to Purchase Agreement, dated as of August 1, 2000, among James L. Schultz, James L. Schultz and Helen D. Schultz, as Tenants by the Entireties and as Joint Tenants, David J. Vagnoni, Computer Research, Inc. and CRI Acquisition, Inc.
(d)(3) Financial Advisory Agreement between CRI Acquisition, Inc. and Sanders Morris Harris Inc. dated June 30, 2000 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on July 17, 2000 by CRI Acquisition, Inc. and Rodger O. Riney).
(d)(4) First Amendment to Financial Advisory Agreement between CRI Acquisition, Inc. and Sanders Morris Harris Inc. dated August 1, 2000.